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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                         ANIXTER INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, $1.00 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   035290105
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                                 (CUSIP Number)

                                     N/A
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 6 Pages
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CUSIP NO. 035290105                 13G
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        TIG PARTNERS, L.P.
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

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  3     SEC Use Only

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  4     Citizenship or Place of Organization
        ILLINOIS
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    Number of
                           5       Sole Voting Power
      Shares                       5,554,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        5,554,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power
                                   -0-
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        5,554,000
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)

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 11     Percent of Class Represented by Amount in Row (9)
        13.6%
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 12     Type of Reporting Person (See Instructions)
        PN
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Item 1(a)         Name of Issuer
                  --------------

                  Anixter International, Inc., a Delaware corporation

Item 1(b)         Address of Issuer's Principal Executive Offices
                  -----------------------------------------------


                  4711 Golf Road
                  Skokie, IL 60076


Item 2(a)         Name of Person Filing
                  ---------------------

                  TIG Partners, L.P., an Illinois limited partnership


Item 2(b)         Address of Principal Business Office or, if none, Residence
                  -------------------------------------------------------------

                  200 West Madison Street
                  Chicago, IL  60606


Item 2(c)         Citizenship
                  -----------

                  Illinois


Item 2(d)         Title of Class of Securities
                  ----------------------------

                  Common Stock, $1.00 par value per share (the "Common Stock")


Item 2(e)         CUSIP Number
                  ------------

                  035290105


Item 3            If this Statement is Filed Pursuant to
                  Rule 13d-1(b) or 13d-2(b) or (c)
                  --------------------------------

                  Not Applicable


Item 4            Ownership
                  ----------


                  (a)  Amount Beneficially Owned as of May 5, 1999:

                       5,554,000 shares of Common Stock

                  (b)  Percent of Class:

                       Based on the Issuer's Annual Report on Form 10-K for the fiscal year ended January 1, 1999, as of March 23, 1999, there were an aggregate of 40,950,159 shares of


                               Page 3 of 6 Pages
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               Common Stock issued and outstanding. As of such date, the
               Reporting Person beneficially owned 5,554,000 shares of Common Stock or approximately 13.6% of the aggregate number of shares of Common Stock issued and outstanding on such date.

          (c)  Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 5,554,000

               (ii)  shared power to vote or to direct the vote:

               (iii) sole power to dispose or to direct the disposition of:
                     5,554,000

               (iv)  shared power to dispose or to direct the disposition of: 0


Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not Applicable


Item 6    Ownership of More Than Five
          Percent on Behalf of Another Person
          -----------------------------------

          Not Applicable


Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company
          -----------------------------------------

          Not Applicable

Item 8    Identification and Classification
          of Members of the Group
          ------------------------

          Not Applicable

                               Page 4 of 6 Pages


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Item 9   Notice of Dissolution of Group
         ------------------------------

         Not Applicable



Item 10  Certification
         -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date: May 6, 1999

                                  TIG PARTNERS, L.P., an Illinois
                                  limited partnership


                                  By: PDA CORP., its general partner


                                  By: /s/ Glen Miller
                                     ---------------------------------------
                                     Glen Miller, Vice President


                               Page 6 of 6 Pages